Arnold Golub
Vice President
Listing Qualifications

February 6, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 5, 2018 The Nasdaq Stock Market (the "Exchange") received from Wealthbridge Acquisition Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Common Stock, no par value

Warrants

Rights

Units


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,